UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF no.  60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY MEETING OF
THE BOARD OF DIRECTORS

Date, time and venue: Held on March 26, 2010, at 7:00 p.m., by teleconference centralized at the Company’s headquarters at Alameda Santos, 1357, 6th floor, in the City and State of São Paulo.

Attendance: The meeting was attended by the following Directors:  José Luciano Duarte Penido (Chairman of the Board of Directors), Raul Calfat, Alexandre Silva D’Ambrósio, Alexandre Gonçalves Silva, Armando Mariante Carvalho Junior, João Carvalho de Miranda, José Armando Figueiredo Campos, Eduardo Rath Fingerl and Wang Wei Chang.

Presiding: Board Chairman José Luciano Duarte Penido chaired the meeting and asked José Luiz Braga to act as secretary.

Resolutions:

1.
The Board of Directors resolved to authorize the Company to undertake a Pre-Payment Export – PPE financial transaction with Banco Santander S.A., London Branch, to be contracted either directly by the Company or through its overseas subsidiary Fibria Trading International (formerly Aracruz Trading International), in the total amount of US$ 535 million, with an average payment period of 5.07 years, interest of quarterly Libor plus a spread of 2.95% per year, a commission of 0.7% and the Company’s personal guarantee (surety) – if the transaction is contracted through its subsidiary -, plus a pledge of receivables and the collateral account to which the receivables are paid.  The contractual clauses and financial covenants will be similar to those of other contracts of the same nature, as executed by the Company and/or its subsidiaries.

1.1 The Company’s Executive Officers are fully authorized to take all actions as necessary for the contracting authorized herein.

1

Closing:

The matters submitted for the deliberation of the Board of Directors being unanimously approved, the meeting was closed upon the drawing up of these minutes, which are signed by the participants. São Paulo, March 26, 2010. (sig.) José Luciano Duarte Penido – Chairman of the Board of Directors and Meeting Chair; José Luiz Braga -  Secretary; Alexandre Gonçalves Silva;  Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando Figueiredo Campos; Raul Calfat and Wang Wei Chang.

True to the original.
Extracted from the document itself.

José Luiz Braga
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: November 10, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO